Exhibit 99.1

Vermilion Energy Inc. Announces $0.20 CDN Cash Dividend for May 15, 2013 Payment Date

CALGARY, April 15, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.20 CDN per share payable on May 15, 2013 to all shareholders of record on April 30, 2013.  The ex-dividend date for this payment is April 26, 2013.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia. Vermilion's business model targets annual growth of approximately 5% together with providing reliable and growing dividends.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.20 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion has an 18 year history of consistent strong returns and market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
Fax:  (403) 476-8100
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 15-APR-13